UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of April 2019
Commission File Number 001-15214
TRANSALTA CORPORATION
(Translation of registrant's name into English)

110-12th Avenue S.W., Box 1900, Station “M”, Calgary, Alberta, Canada, T2P 2M1
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☐                           Form 40-F ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Incorporation by Reference
Exhibit 99.1 hereto is specifically incorporated by reference into the Registrant’s registration statements on Form S-8 (File Nos. 333-72454 and 333-101470) and Form F-10 (File No. 333-229991).

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TRANSALTA CORPORATION

By:	/s/ Scott Jeffers
	Name:	Scott Jeffers
	Title:	Corporate Secretary

Date: April 26, 2019

EXHIBIT INDEX
Exhibit Number	Description of Document

99.1	Shareholder Rights Plan Agreement, dated April 26, 2019